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INVEST IN **WELTIO (YC S22)**

LatAm AutoInvesting in securities and crypto

LEAD INVESTOR

Hugo Ruiz

Soy un inversor ángel e invertí en Weltio por varias razones: Gran potencial de crecimiento: América Latina es una región con una gran población y un mercado financiero/de inversión subdesarrollado. Brecha significativa en la inclusión financiera en México y veo que Weltio puede brindar acceso a sectores de la población no atendidos por los jugadores tradicionales. Propuesta de producto de Weltio utilizando tecnologías innovadoras como inteligencia artificial, aprendizaje automático y análisis de datos. Estas tecnologías pueden marcar una gran diferencia con otros bancos en la región (yo trabajo en uno de ellos) Éxito de empresas de fintech en la región me empujaron a apostar por la industria/región. América Latina ya ha visto el éxito de varias empresas de fintech en los últimos años. Por ejemplo, Nubank, se ha convertido en uno de los unicornios más valiosos de la región. Otros ejemplos incluyen MercadoPago en Argentina y Clip en México. Estos casos de éxito demuestran el potencial de las empresas de fintech en América Latina y brindan una oportunidad atractiva para los inversores ángeles que buscan obtener retornos significativos. Marco regulatorio cada vez más favorable: Muchos países de América Latina han implementado regulaciones favorables para fomentar la innovación en el sector fintech.

[Translated to English:]

I am an angel investor and I invested in Weltio for several reasons: Great growth potential:

I am an angel investor and I invested in Weltio for several reasons. Great growth potential: Latin America is a region with a large population and an underdeveloped financial/investment market. Significant gap in financial inclusion in Mexico and I see that Weltio can provide access to sectors of the population not served by traditional players. Weltio's product proposal using innovative technologies such as artificial intelligence, machine learning and data analysis. These technologies can make a big difference with other banks in the region (I work in one of them). The success of fintech companies in the region pushed me to bet on the industry/region. Latin America has already seen the success of several fintech companies in recent years. For example, Nubank has become one of the most valuable unicorns in the region. Other examples include MercadoPago in Argentina and Clip in Mexico. These success stories demonstrate the potential of fintech companies in Latin America and provide an attractive opportunity for angel investors looking to earn significant returns. Increasingly favorable regulatory framework: Many Latin American countries have implemented favorable regulations to encourage innovation in the fintech sector.

Invested $10,000 this round

weltio.com Delaware City Delaware

Technology | Fintech & Finance | Y Combinator | Blockchain & Web3 | Retail

Highlights

1. Wealth Management ecosystem with live instant local cash rails, 5-min eKYC, and tailored portfolios
2. Launched 8 weeks ago, $85k AUMs from 850+ users, growing at 10-20% per week
3. Globally experienced team from Klarna and McKinsey; MBAs from London Business School, and IESE
4. Market of $60b+ in AUMs from 40M+ accounts

Our Team



David Abusaid Co-Founder & CEO

BS Civil Engineering at Tec de Monterrey, MBA from IESE Business School in Barcelona. More than 12 years of experience providing consulting services to financial institutions, working in more than 15 countries globally with McKinsey and Oliver Wyman.



George Marvin Co-Founder

4 years+ of PM experience at Klarna and Wayfair, previously he helped traditional financial institutions with digital transformation for 8 years of consulting at McKinsey. MBA from London Business School, and BS in mechatronics eng from Tec de Monterrey.

Pitch

Weltio is the first Web 3.0 Wealth Management platform designed for Latin America. We let users invest in auto-pilot in global assets, including stocks, ETFs, and over 30 cryptocurrencies all in one place.

THE PROBLEM

The fundamentals of LatAm are not shaped for people to create generational wealth. For example, if you would have invested $10,000 USD in the S&P 500 around 30 years ago, you would have today more than 5x the invested amount. In a similar way, if you would have invested the MXN equivalent of $10,000 USD in the Mexican IPC or CETES (government bonds), you would end up with only around $3,000 USD. Weltio contributes to solve the problem by enabling access to global assets.


Real terms portfolio value over last 28 years
(Investment capital: USD $10K in Jan 1994, MXN Peso equivalent for investment in CETES and MX IPC)
USD Thousand
Absolute returns
USD
60
50
40
30
20
10
0
1993
1995
1997
1999
2001
2003
2005
2007
2009
2011
2013
2015
2017
2019
2021
S&P500
$53.5K
MX IPC
$3.4K
CETES
$3.0K
Forex evolution; USD/MXN 1994-2021
1 USD Dollar per MXN $
3.4
9.5
10.9
12.6
15.9
20.3

SOURCE: Banxico Sistema de Información Económica; Cetesdirecto; Yahoo Finance; Bloomberg; The Global Economy; The World Bank; Global Financial Development Database; Team analysis

Current players have not been able to solve key paint points in the wealth management space in Mexico. Their digital solutions are still expensive and have not been successful in offering a broad suite of products with a user-first experience that provides guidance and support throughout their platforms.

Legacy Players — *34 brokerage firms* — High AUM — *<300K accounts*

Legacy, moving Digital — *(SIC enabled – i.e., low liquidity in USA products)* — *1.5-2M accounts*

Only Digital — Low AUM — *1-2M accounts*

Onboarding nightmare
>1 week (and sometimes up to a month), multiple documents and physical verification to open an account dilutes the digital promise

Advisory
Users are **waiting for affordable recommendations or money management services** to put their money to work

One ring to rule them all
Most users find **cumbersome and time consuming having multiple apps to fullfil their financial services needs**

Expensive
Fees of existing solutions evaporate returns and the potential for users to protect and generate wealth

Subpar customer experience
Existing platforms are **complex to navigate and execute orders -** liquidating investments takes at best 3 days to complete

Knowledge
Financial literacy is limited – users are used to low / fixed returns products

SOURCE: Team analysis

WELTIO'S WEALTH MANAGEMENT ECOSYSTEM

Weltio is not a trading platform - it is an ecosystem that recognizes the need for educating and supporting users in their quest to generate and protect wealth through a full suite of banking services.



Weltio is NOT a trading platform
weltio.
Current offering
Work in progress
Services to be offered
Savings
Multi currency account
Robo advisor
Social portfolios
Crypto
Education modules
Weltio is the first Wealth Management ecosystem in Spanish speaking LatAm
Stocks / ETFs
Credit
Debit card
Crypto staking
Crypto rewards

A lot has been achieved since inception – we've been focused on deeply understanding our users to develop and ship a high quality product



Features only offered by Weltio in the MX market
Dec – Jan-22
February
March
April
May
June
July
August
Official launch
Closed partnerships to operate under a Switch-board model
Education + Brand equity
Tecnológico de Monterrey
Partnership with Tec de Monterrey to develop in-app and off-app educational modules
Beta Launch
e-KYC (3-5 mins onboarding)
30min automated Cash-in/Cash-out
Combined trading of stocks / ETFs and crypto (main coins)
Public Launch June 15 / Controlled onboarding
Multiple watch lists
Asset discovery platform
User customized news feeds
Pre-Market/ After hours trading
1-2 min Cash-in/Cash-out
Crypto (alt coins) 30+
Auto re-balancing portfolios
Paper trading
Margin trading
Deep understanding of Weltio Users
In-depth user research (e.g., usability tests, competence tests, in-depth interviews with users of all players)
Identification of Weltio ambassadors (i.e., high usage and/or high AUM) to provide feedback on a weekly / daily basis
Creation of a feedback loop with the full user base
Hand to hand combat (aka GTM) / B2C & B2B2C
B2C: Brand ambassadors from extensive network (e.g., ex-clients, former colleagues)
B2B2C: seminars / partnerships with other startups, negotiation to become part of employee incentive programs at corporates

GO TO MARKET STRATEGY

Once our network grows, a flywheel will kick-in. We have an unfair advantage from having a large professional network that allows us to collaborate with Corporates and the startup ecosystem, using a B2B2C approach, with the ultimate goal of becoming part of their benefits program. A Below the Line marketing effort is running in parallel to build brand equity and reinforce the flywheel momentum.



User base construction playing our strengths
Strong relationships with the corporate and SME world
+ improve margin
Low CAC
Serious AUM
Serve corporates' /SMEs' treasuries
weltio.
B2C & B2B2C
More users
More AUM
More trading volume
More user data
Corporate / SME collab funnel
Holding initial convos
Coca-Cola
FEMSA
McKinsey & Company
merama
PEPSICO
Televisa
Uber
BIMBO
Structuring collaboration
+ startup community


Low CAC
More users
A BTL marketing strategy (e.g., events, influencers) is being finalized to build brand equity (i.e., low CAC)
+ better products
+ higher conversion
CEMEX
Drafting legal terms or onboarding employees
Liverpool
Kontempo
yave

TEAM

Weltio is led by a highly experienced team, supported by a group of senior advisors that include unicorn founders and recognized industry experts.


Founding team
George
Co-founder
Product, Operations
12+ years of experience
Klarna.
wayfair
London Business School
McKinsey & Company
Tecnológico de Monterrey
Product (+3 FTEs)
David
Co-founder
Finance, Growth, Talent
15+ years of experience
McKinsey & Company
IESE
Tecnológico de Monterrey
OliverWyman
General Management (+2 FTEs)
Salvador
CTO
Technology, Backend
12+ years of experience
NA-AT
alivean
ANZEN
SALINAS
Instituto Politécnico Nacional
+ 7 Developers
Advisory & key investors
Overall Strategy + GTM direction
Education
Trading expertise
Product expertise
LatAm WealthTech
Brett
Co-Founder of WealthSimple
Wealthsimple
McKinsey & Company
OXFORD
Reinaldo
CEO & Co-Founder of Mercado Bitcoin
Mercado Bitcoin
Juan Pablo
Dean of Higher Education, Tec de Monterrey
Tecnológico de Monterrey
McKinsey & Company
Rafa
20+ years in Finance, 12+ years in Wall Street
Columbia Business School
Marcel
20+ years of experience in product and risk
J.P.Morgan
citi
Columbia Business School
Rodrigo
Former Partner XP Investimentos

FUNDRAISING

Investors are investing in Weltio Holdings LLC, a DE LLC. Weltio Holdings Ltd in the Cayman Islands owns Weltio Holdings LLC, which in turn holds Weltio LLC and Weltio Wealth Management S.A.P.I. de C.V. (the operating company).

We have been previously funded by notorious industry leaders, including 2 unicorn founders, experienced bankers and consultants from top firms and leaders in the tech sector. Our investor list includes senior executives from the following companies / firms:

following companies / firms:

Y

McKinsey & Company

Davis Polk

VA

Rhombuz

facebook

yave

CIP

Tecnológico de Monterrey

minu

grupo Solum

Mercado Bitcoin

Magic Leap

Goldman Sachs

VENTURES

Delivery Hero

Wealthsimple

J.P.Morgan

SOCIAL CAPITAL_